Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commission File No. 333-174042

Hertz Global Holdings, Inc. issued the following press release on May 12, 2011:

Hertz and Dollar Thrifty Agree to Cooperate in Pursuit of FTC Clearance

PARK RIDGE, NJ, May 12, 2011-- Hertz Global Holdings, Inc. (NYSE: HTZ) today announced that it has agreed to cooperate with Dollar Thrifty Automotive Group, Inc. (NYSE: DTG) with respect to Hertz’s efforts to pursue antitrust regulatory clearance of its proposed acquisition of Dollar Thrifty pursuant to an exchange offer for all outstanding shares of Dollar Thrifty common stock.

As Hertz has previously said, it is committed to working expeditiously with the FTC and Dollar Thrifty to obtain antitrust clearance.  To this end, Hertz is engaged in discussions with the FTC and has commenced a process for the divestiture of its Advantage brand.

Hertz Chairman and Chief Executive Officer Mark P. Frissora said: “Obtaining antitrust clearance is our top priority.  We are committed to offering deal certainty to the Dollar Thrifty shareholders.  To date, Avis Budget has been unable to produce a viable antitrust remedy, despite recent press speculation and an entire year of discussions with the FTC.  We are pleased that Dollar Thrifty is willing to work proactively with us to move through the antitrust review process as quickly as possible.”

Barclays Capital, Lazard, Bank of America Merrill Lynch and Deutsche Bank Securities are acting as financial advisors to Hertz.  Barclays Capital will serve as the dealer manager for the exchange offer.  Cravath, Swaine & Moore LLP, Debevoise & Plimpton LLP and Jones Day are acting as legal advisors to Hertz.  William Blair & Company is acting as a financial advisor to Hertz in connection with the sale of its Advantage brand.

About Hertz

Hertz is the world’s largest general use car rental brand, operating from approximately 8,500 locations in approximately 150 countries worldwide. Hertz is the number one airport car rental brand in the U.S. and at 83 major airports in Europe, operating both corporate and licensee locations in cities and airports in North America, Europe, Latin America, Asia, Australia and New Zealand. In addition, Hertz has licensee locations in cities and airports in Africa and the Middle East. Product and service initiatives such as Hertz #1 Club Gold(R), NeverLost(R) customized, onboard navigation systems, SIRIUS XM Satellite Radio, and unique cars and SUVs offered through Hertz’s Adrenaline, and Green Traveler Collections, set Hertz apart from the competition. In 2008, Hertz launched Connect by Hertz, entering the global car sharing market in London, New York City and Paris. Hertz also operates one of the world’s largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of equipment, including tools and supplies, as well as new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers from approximately 320 branches in the United States, Canada, China, France, Spain, Saudi Arabia and Italy.

Additional information

Hertz Global Holdings, Inc. (“Hertz”) has filed a Registration Statement on Form S-4 and will file a Tender Offer Statement on Schedule TO (collectively, with the accompanying Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov. The Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the exchange offer or may be required to accept conditions that could reduce the anticipated benefits of the exchange offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the exchange offer or Hertz may otherwise be unable to consummate the exchange offer; (3) the length of time necessary to consummate the exchange offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the exchange offer; (5) the exchange offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the exchange offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

Contact information:

For Hertz
Investors
Leslie Hunziker
Staff Vice President - Investor Relations
Tel: 201-307-2337
E-mail: lhunziker@hertz.com

Alan Miller / Scott Winter
Innisfree M&A Incorporated
Tel: 212-750-5833

Media
Richard Broome
Senior Vice President - Corporate Affairs & Communications
Tel: 201-307-2486
E-mail: rbroome@hertz.com

Steven Lipin / Jayne Rosefield
Brunswick Group
Tel: 212-333-3810